
Investor Update
05008310


PROCESSED
MAY 25 2005
THOMSON
FINANCIAL
SEC MAIL
PROCESSING
RECEIVED
MAY 20 2005
WASH, D.C.
190
SECTION

Roche

Basel, 16 May 2005

Herceptin delivers impressive improvement in disease-free survival for women with early-stage HER2-positive breast cancer

Results from HERA showed that Herceptin adjuvant therapy following chemotherapy reduced the risk of breast cancer recurrence by 46 percent

Roche and Breast International Group (BIG) announced on Friday that targeted anti-cancer therapy Herceptin (trastuzumab) achieved a highly significant 46 percent reduction in the risk of disease recurrence for women with early-stage HER2-positive breast cancer. HERA (HERceptin Adjuvant), an international phase III study investigated treatment with Herceptin for 12 or 24 months versus no treatment (observation) in patients who had previously undergone a range of surgical, chemotherapy and /or radiotherapy interventions. Both lymph node-positive and lymph node-negative patients were eligible for entry into the trial. According to the interim analysis, the primary efficacy endpoint had been met, showing that in both 12- and 24-month arms, patients who received Herceptin had statistically significant improvement in disease-free survival. At the one-year follow up, the secondary endpoint of overall survival had not yet been reached, but an improvement in overall survival is also possible as the data mature.

Dr. Martine Piccart, Head of the Medicine Department at the Jules Bordet Institute in Brussels and lead investigator of the HERA study, commented, "In the advanced breast cancer setting, Herceptin has already demonstrated that it prolongs patients' lives. To see such impressive results with Herceptin in early-stage breast cancer, already at the interim analysis, is a major breakthrough in the treatment of this aggressive disease. These results now add to the growing body of evidence that Herceptin should be considered the foundation of care for HER2-positive breast cancer patients, regardless of the stage of their disease."

The HERA study has an external Independent Data Monitoring Committee (IDMC) that regularly reviews safety data. No safety concerns were raised by the IDMC, and the incidence of congestive heart failure was very low (0.5% in the Herceptin arms vs. 0% in the observation arm).

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

Patients in this study will continue to be followed for any side effects.

These data were featured in a press briefing at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO). More detailed data from the study will be presented to meeting attendees by Dr. Piccart during a scientific symposium ("Advances in Monoclonal Antibodies for Breast Cancer" – Monday, May 16, 1.15 pm EDT).

"The combined data from over 8,000 patients analysed so far make a compelling case for Herceptin as an optimal treatment in HER2-positive early breast cancer and has potential to change the way breast cancer is managed," said Kapil Dhingra, M.D., Roche's Vice President, Oncology. "Excitingly, these improvements were observed at an early interim analysis and we plan to share these data with the health authorities to make Herceptin accessible to patients with early-stage HER2-positive breast cancer as quickly as possible."

HER2-positive breast cancer is a particularly aggressive form of the disease which affects approximately 20 – 30% of women with breast cancer, so early and accurate determination of HER2 status is an essential step in the management of the disease.

About the HERA study

HERA, conducted by Roche and BIG (collaborative partners for the HERA study include: Roche, BIG and its affiliated collaborative groups, plus non-affiliated collaborative groups, and independent sites), was one of the largest studies ever carried out among breast cancer patients; enrolment to the trial began in December 2001, and nearly 5,100 HER2-positive patients have been enrolled at 480 sites in 39 countries across the world. HERA is a randomised trial which evaluates the use of standard adjuvant systemic chemotherapy and radiotherapy (if applicable) followed with or without Herceptin every three weeks for 12 or 24 months in women with early-stage HER2-positive breast cancer. The HERA study allowed for the use of a wide range of chemotherapy regimens, and both lymph node-positive and lymph node-negative patients were eligible for entry into the trial.

The interim analysis compared Herceptin versus observation and did not include a comparison of 12 months versus 24 months. The trial will continue to assess this comparison and data will become available in due time as the study matures.

About the Herceptin adjuvant clinical trial program

In addition to HERA, two North American trials provided similar remarkable results for

Herceptin in early-stage Her2-positive breast cancer. The joint interim analysis of these trials was also presented at ASCO. The National Surgical Adjuvant Breast and Bowel Project (NSABP) study began enrollment in March 2000 and has enrolled 2,085 patients to date; the North Central Cancer Treatment Group (NCCTG) study enrolled its first patient in June 2000 and has enrolled 3,406 patients to date. The joint, interim analysis was based on data from 3,351 patients. Each of the studies was a randomized, controlled trial that evaluated the combination of anthracycline and cyclophosphamide (AC) followed by paclitaxel, with or without Herceptin using different treatment schedules of paclitaxel in women with HER2-positive breast cancer.

About breast cancer and Herceptin

Eight to nine percent of women will develop breast cancer during their lifetime, making it one of the most common types of cancer in women. Each year more than one million new cases of breast cancer are diagnosed worldwide, with a death rate of nearly 400,000 people per year. According to the American Cancer Society, an estimated 211,000 women will be diagnosed with breast cancer and approximately 40,000 women will die of the disease in the United States in 2005. In the United States, breast cancer is the most prevalent form of cancer among women and a woman is diagnosed with breast cancer every three minutes.

In HER2-positive breast cancer, increased quantities of the HER2 protein are present on the surface of the tumour cells. This is known as 'HER2 positivity.' High levels of HER2 are present in a particularly aggressive form of the disease which responds poorly to chemotherapy. Research shows that HER2-positivity affects approximately 20-30% of women with breast cancer.

Herceptin is a humanised antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. Herceptin has demonstrated improved survival in the advanced (metastatic) setting, where its addition to chemotherapy allows patients to live up to one-third longer than chemotherapy alone. Herceptin received approval in the European Union in 2000 for use in patients with metastatic breast cancer, whose tumours overexpress the HER2 protein, as first-line therapy in combination with paclitaxel where anthracyclines are unsuitable, and as a single agent in second- and third-line therapy. In 2004, it also received approval for use in combination with docetaxel as a first-line therapy in HER2-positive patients who have not received chemotherapy for their metastatic disease. Herceptin is marketed in the United States by Genentech, in Japan by Chugai and internationally by Roche. Since 1998, Herceptin has been used to treat over 230,000 HER2-positive breast cancer patients worldwide.

Roche in Oncology
The Roche Group, including its members Genentech in the United States and Chugai in Japan, is the world's leading provider of cancer care products, including anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products proven to provide survival benefit in different major tumour indications: Avastin, Herceptin, and Xeloda in advanced-stage breast cancer, Herceptin in early-stage HER2-positive breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin and Xeloda in colorectal cancer, Avastin and Tarceva in non-small cell lung cancer and Tarceva in pancreatic cancer.
In addition to these anti-cancer agents, the Roche oncology portfolio includes a comprehensive collection of medicines that can help improve the quality of life of cancer patients: Bondronat (for prevention of skeletal events in patients with breast cancer and bone metastases, hypercalcaemia of malignancy), Kytril (for chemotherapy and radiotherapy-induced nausea and vomiting), Neupogen (for cancer-related neutropenia), and NeoRecormon (for anaemia in various cancer settings). CERA is the most recent demonstration of Roche's commitment to anaemia management. Other oncology products include Furtulon (for colorectal cancer) and Roferon-A (for hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). The Roche Group's cancer medicines generated sales of more than 7.7 billion Swiss francs in 2004.
In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.
The unmatched Roche oncology portfolio as well as an extensive external innovation base through collaborations with companies and academia is what makes it possible for Roche to provide more effective cancer therapies.
In the United States Herceptin, MabThera (Rituxan), Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information:

- Cancer: www.health-kiosk.ch

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Investor Update


Roche


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH, D.C. 190 SECTION

Basel, 16 May 2005

Herceptin plus chemotherapy improved disease-free survival and overall survival in adjuvant setting for early-stage Her2-positive breast cancer patients

Results from two phase III adjuvant trials showed that adding Herceptin to chemotherapy reduced the risk of breast cancer recurrence by 52 percent

Roche and Genentech announced on Friday that data from a joint interim analysis of two phase III studies of Herceptin (trastuzumab) in early-stage breast cancer showed that human epidermal growth factor receptor 2 (HER2)-positive breast cancer patients receiving Herceptin plus chemotherapy had a 52 percent reduction in the risk of disease recurrence compared to those patients who received chemotherapy alone (or a hazard ratio of 0.48). After four years in the study, 15 percent of women treated with Herceptin plus chemotherapy experienced disease recurrence, compared to 33 percent of women treated with chemotherapy alone. Preliminary survival data showed a 49 percent improvement in overall survival (or a hazard ratio of 0.67, which is equivalent to a 33 percent reduction in the risk of death). Survival data continue to mature.

"The reduction in disease recurrence observed in these trials was the largest improvement I've seen in breast cancer clinical research. Herceptin plus chemotherapy can potentially stop or delay early-stage HER2-positive breast cancer from relapsing," said Edith Perez, M.D., professor of medicine at the Mayo Clinic in Jacksonville, Fla., and the lead investigator in one of the two Herceptin trials. "These trials also underscore the importance for every woman diagnosed with breast cancer to receive a HER2 test."

A preliminary safety analysis showed that adverse events in these studies were consistent with those seen in previous Herceptin clinical trials. Each study had an independent external Data Monitoring Committee (DMC) that reviewed data from the studies, including cardiac safety data on a regular basis. According to the investigators, serious or life-threatening (and in rare cases, fatal) cardiac events, most commonly congestive heart failure (weakening of the heart muscle) occurred approximately 3 to 4 percent more often in the Herceptin plus chemotherapy arms than

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

in the chemotherapy alone arms. Patients in these studies will continue to be followed for any additional side effects.

In these studies, women with early-stage (or cancer that has not spread beyond the breast and the associated lymph nodes) HER2-positive breast cancer received Herceptin plus chemotherapy or chemotherapy alone following initial treatment with surgery and anthracycline and cyclophosphamide (AC). HER2-positive breast cancer is an especially aggressive form of the disease that affects approximately 25 percent of women with breast cancer.

These data were featured in a press briefing at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO). More detailed data from the study will be presented to meeting attendees by Edward Romond, M.D., of the University of Kentucky during a scientific symposium ("Advances in Monoclonal Antibodies for Breast Cancer" – Monday, May 16, 1.15 pm EDT).

"These results in early-stage HER2-positive breast cancer suggest that Herceptin may increase the chance of long-term survival by preventing the development of metastatic disease," said Kapil Dhingra, M.D., Roche's Vice President, Oncology. "We are also excited about the improvements seen in the adjuvant setting, since patient outcomes are measured in years rather than months. We will work closely with the health authorities to make this medicine accessible to patients with early-stage HER2-positive breast cancer as quickly as possible. "

About the study designs

The National Surgical Adjuvant Breast and Bowel Project (NSABP) study began enrollment in March 2000 and has enrolled 2,085 patients to date; the North Central Cancer Treatment Group (NCCTG) study enrolled its first patient in June 2000 and has enrolled 3,406 patients to date. The joint, interim analysis was based on data from 3,351 patients. Each of the studies was a randomized, controlled trial that evaluated the combination of anthracycline and cyclophosphamide (AC) followed by paclitaxel, with or without Herceptin using different treatment schedules of paclitaxel in women with HER2-positive breast cancer.

About the Herceptin adjuvant clinical trial program

In addition to the NSABP and NCCTG adjuvant studies, Roche and Breast International Group (BIG) announced in April 2005 that the interim analysis of HERA (HERceptin Adjuvant), a large scale, 39-country, phase III study with a wide range of chemotherapy regimens, showed that the addition of Herceptin increased disease-free survival for women with early-stage HER2-positive breast cancer.

Enrollment in the HERA trial began in December 2001, and nearly 5,100 patients have been enrolled at 480 sites in 39 countries worldwide. The interim analysis compared 12 months of Herceptin versus observation and did not include a comparison of 24 months of Herceptin versus observation. These data will become available as the study matures.

The HERA study has an external Independent Data Monitoring Committee (IDMC) that regularly reviews safety data. No safety concerns have been raised by the IDMC to date. Patients in this study will continue to be followed for any side effects.

About breast cancer and Herceptin

Eight to nine percent of women will develop breast cancer during their lifetime, making it one of the most common types of cancer in women. Each year more than one million new cases of breast cancer are diagnosed worldwide, with a death rate of nearly 400,000 people per year. According to the American Cancer Society, an estimated 211,000 women will be diagnosed with breast cancer and approximately 40,000 women will die of the disease in the United States in 2005. In the United States, breast cancer is the most prevalent form of cancer among women and a woman is diagnosed with breast cancer every three minutes.

In HER2-positive breast cancer, increased quantities of the HER2 protein are present on the surface of the tumour cells. This is known as 'HER2 positivity.' High levels of HER2 are present in a particularly aggressive form of the disease which responds poorly to chemotherapy. Research shows that HER2-positivity affects approximately 20-30% of women with breast cancer.

Herceptin is a humanised antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. Herceptin has demonstrated improved survival in the advanced (metastatic) setting, where its addition to chemotherapy allows patients to live up to one-third longer than chemotherapy alone. Herceptin received approval in the European Union in 2000 for use in patients with metastatic breast cancer, whose tumours overexpress the HER2 protein, as first-line therapy in combination with paclitaxel where anthracyclines are unsuitable, and as a single agent in second- and third-line therapy. In 2004, it also received approval for use in combination with docetaxel as a first-line therapy in HER2-positive patients who have not received chemotherapy for their metastatic disease. Herceptin is marketed in the United States by Genentech, in Japan by Chugai and internationally by Roche. Since 1998, Herceptin has been used to treat over 230,000 HER2-positive breast cancer patients worldwide.

Roche in Oncology

The Roche Group, including its members Genentech in the United States and Chugai in Japan, is the world's leading provider of cancer care products, including anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products proven to provide survival benefit in different major

tumour indications: Avastin, Herceptin, and Xeloda in advanced-stage breast cancer, Herceptin in early-stage HER2-positive breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin and Xeloda in colorectal cancer, Avastin and Tarceva in non-small cell lung cancer and Tarceva in pancreatic cancer.
In addition to these anti-cancer agents, the Roche oncology portfolio includes a comprehensive collection of medicines that can help improve the quality of life of cancer patients: Bondronat (for prevention of skeletal events in patients with breast cancer and bone metastases, hypercalcaemia of malignancy), Kytril (for chemotherapy and radiotherapy-induced nausea and vomiting), Neupogen (for cancer-related neutropenia), and NeoRecormon (for anaemia in various cancer settings). CERA is the most recent demonstration of Roche's commitment to anaemia management. Other oncology products include Furtulon (for colorectal cancer) and Roferon-A (for hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). The Roche Group's cancer medicines generated sales of more than 7.7 billion Swiss francs in 2004.
In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.
The unmatched Roche oncology portfolio as well as an extensive external innovation base through collaborations with companies and academia is what makes it possible for Roche to provide more effective cancer therapies.
In the United States Herceptin, MabThera (Rituxan), Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

About Genentech BioOncology
Genentech is committed to changing the way cancer is treated by establishing a broad oncology portfolio of innovative, targeted therapies with the goal of improving patients' lives. The company is the leading provider of anti-tumor therapeutics in the United States. Genentech is leading clinical development programs for Rituxan® (Rituximab), Herceptin (Trastuzumab), Avastin (bevacizumab) and Tarceva (erlotinib), and markets all four products in the United States alone (Avastin and Herceptin), with Biogen Idec Inc. (Rituxan) or with OSI Pharmaceuticals (Tarceva). Genentech has licensed Rituxan, Herceptin, and Avastin, and OSI Pharmaceuticals has licensed Tarceva to Roche for sale by the Roche Group outside of the United States.
The company has a robust pipeline of potential oncology therapies with a focus on four key areas: angiogenesis, apoptosis (i.e. programmed cell death), the HER pathway and B-cell biology. Potential oncology therapies directed at the HER pathway include a therapeutic antibody currently in Phase II trials. Also in early development are a small molecule directed at the hedgehog pathway, a soluble human protein targeting apoptosis and a humanized anti-CD20 antibody for hematology/oncology indications.
Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from, or are based on, Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, Calif., and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information:

- Cancer: www.health-kiosk.ch

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Investor Update


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH., D.C.
190
SECTION


Roche

Basel, 16 May 2005

Phase III trial of Avastin plus chemotherapy showed 30 percent improvement in overall survival in first-line non-squamous, non-small cell lung cancer

First phase III study to extend median survival beyond one year in advanced lung cancer

Roche and Genentech announced on Friday that data from a phase III study (E4599) of Avastin (bevacizumab) plus paclitaxel and carboplatin chemotherapies in first-line non-squamous, non-small cell lung cancer (NSCLC) showed the study met its primary efficacy endpoint of improving overall survival. Results from an interim analysis of this study showed that patients receiving Avastin plus paclitaxel and carboplatin had a 30 percent improvement in overall survival (or a hazard ratio of 0.77, which can also be referred to as a 23 percent reduction in the risk of death), compared to patients who received chemotherapy alone. This study showed that median survival of patients treated with Avastin plus chemotherapy was 12.5 months compared to 10.2 months for patients treated with chemotherapy alone.

These data were featured in a press briefing at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO). More detailed presentations of the data was made during a plenary session by Alan B. Sandler, M.D., of Vanderbilt University Medical Center in Nashville (Abstract #LBA4).

"The results of this phase III study reveal, for the first time, an improvement in survival with the addition of a targeted biologic agent to standard chemotherapy in this patient population, and the first time median survival has been extended beyond one year in advanced lung cancer," said Dr. Sandler. "We also observed improvements in other measures of patient benefit, including progression-free survival and tumor response rate."

This study showed a 61 percent improvement in progression-free survival (or a hazard ratio of 0.62, which can also be referred to as a 38 percent reduction in the risk of progression). Median progression-free survival was 6.4 months for patients treated with Avastin plus chemotherapy,

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

compared to 4.5 months for patients treated with chemotherapy alone. The response rate in patients with measurable disease was 27 percent (97/357) in the group receiving Avastin plus chemotherapy, compared to 10 percent (35/350) in the group receiving chemotherapy alone.

In previous clinical experience with Avastin in combination with paclitaxel and carboplatin in NSCLC, patients with a specific type of NSCLC called squamous cell carcinoma had a higher risk of experiencing life-threatening or fatal pulmonary bleeding. These patients were excluded from this Phase III study and the rate of life-threatening or fatal pulmonary bleeding in patients treated with Avastin was substantially reduced from prior clinical studies. A preliminary assessment of adverse events by the investigators showed that Grade 3/4/5 bleeding occurred in 4.5 percent of patients in the Avastin plus chemotherapy arm, compared to 1 percent of patients in the chemotherapy alone arm. Treatment-related deaths occurred at a rate of 2 percent (8/420) in the Avastin plus chemotherapy arm, compared to less than 1 percent (2/427) in the chemotherapy alone arm. Fatal (Grade 5) haemoptysis occurred at a rate of 1 percent (5/420) in the Avastin plus chemotherapy arm.

The preliminary safety assessment showed that the most common adverse events were neutropenia, hypertension and thrombotic events. Grade 3/4 neutropenia occurred in 24 percent of patients treated with Avastin plus chemotherapy and 16 percent of patients who received chemotherapy alone. Hypertension occurred in 6 percent of patients who received Avastin plus chemotherapy and 1 percent of patients who received chemotherapy alone. Grade 3/4 venous thrombosis occurred in 4 percent of patients treated with Avastin plus chemotherapy, compared with 3 percent of patients treated with chemotherapy alone. Grade 3/4 arterial thrombosis occurred in 2 percent of patients treated with Avastin plus chemotherapy, compared with 1 percent in patients treated with chemotherapy alone.

"Data from this study show that Avastin may have the potential to become an important new treatment option for patients diagnosed with non-small cell lung cancer," said Kapil Dhingra, M.D., Roche's Vice President, Oncology. "We plan to share the data with the regulatory authorities in order to discuss the next steps for registering Avastin for first-line treatment of NSCLC."

About the trial design

The trial was sponsored by the National Cancer Institute (NCI), part of the National Institutes of Health (NIH), under a Cooperative Research and Development Agreement between NCI and Genentech, Inc., and conducted by a network of researchers led by the Eastern Cooperative

Oncology Group (ECOG).

This is the first phase III study to evaluate the therapeutic antibody Avastin in combination with chemotherapy in NSCLC. This was a randomized, controlled, multicenter trial that enrolled 878 patients with previously-untreated advanced NSCLC. The patients enrolled in this trial were randomized to receive treatment with paclitaxel and carboplatin chemotherapies with or without Avastin.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

In Europe, Avastin is approved for first-line treatment of patients with metastatic carcinoma of the colon or rectum in combination with the chemotherapy regimens of intravenous 5-fluorouracil/folinic acid or intravenous 5-fluorouracil/folinic acid/irinotecan. Avastin received fast-track approval by the US Food and Drug Administration (FDA) and was launched in the US in February 2004. In the US, Avastin is approved for use in combination with intravenous 5-fluorouracil-based chemotherapy, for first-line treatment of patients with metastatic carcinoma of the colon or rectum.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in advanced colorectal cancer with other chemotherapies and also expanding into the adjuvant setting (post operation). As its mechanism may be relevant in a number of malignant tumours, Roche and Genentech are also investigating the potential clinical benefit of Avastin in pancreatic cancer, ovarian cancer, renal cell carcinoma and others. Approximately 15,000 patients are expected to be enrolled into clinical trials over the next years worldwide.

About Non-Small Cell Lung Cancer

According to the World Health Organization, there are more than 1.2 million cases worldwide of lung and bronchial cancer each year, causing approximately 1.1 million deaths annually. The drug treated prevalence for non-small cell lung cancer is approximately 175,000 patients, of which an estimated 138,000 patients are stage IIIB/IV. Up to 25 percent of stage IIIb/IV non-small cell lung cancer patients may be ineligible for treatment with Avastin. According to the National Cancer Institute, lung cancer is the single largest cause of cancer deaths in the United States and is responsible for nearly 30 percent of cancer deaths in this country. NSCLC is the most common form of the disease and accounts for almost 80 percent of all lung cancers.

Roche in Oncology

The Roche Group, including its members Genentech in the United States and Chugai in Japan, is the world's leading provider of cancer care products, including anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products proven to provide survival benefit in different major tumour indications: Avastin, Herceptin, and Xeloda in advanced-stage breast cancer, Herceptin in early-stage HER2-positive breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin and Xeloda in colorectal cancer, Avastin and Tarceva in non-small cell lung cancer and Tarceva in pancreatic cancer.

In addition to these anti-cancer agents, the Roche oncology portfolio includes a comprehensive collection of medicines that can help improve the quality of life of cancer patients: Bondronat (for prevention of skeletal events in patients with breast cancer and bone metastases, hypercalcaemia of malignancy), Kytril (for chemotherapy and radiotherapy-induced nausea and vomiting), Neupogen (for cancer-related neutropenia), and NeoRecormon (for anaemia in various cancer settings). CERA is the most recent demonstration of Roche's commitment to anaemia management. Other oncology products include Furtulon (for colorectal cancer) and Roferon-A (for hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). The Roche Group's cancer medicines generated sales of more than 7.7 billion Swiss francs in 2004.

In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.

The unmatched Roche oncology portfolio as well as an extensive external innovation base through collaborations with companies and academia is what makes it possible for Roche to provide more effective cancer therapies.

In the United States Herceptin, MabThera (Rituxan), Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

About Genentech BioOncology

Genentech is committed to changing the way cancer is treated by establishing a broad oncology portfolio of innovative, targeted therapies with the goal of improving patients' lives. The company is the leading provider of anti-tumor therapeutics in the United States. Genentech is leading clinical development programs for Rituxan® (Rituximab), Herceptin (Trastuzumab), Avastin (bevacizumab) and Tarceva (erlotinib), and markets all four products in the United States alone (Avastin and Herceptin), with Biogen Idec Inc. (Rituxan) or with OSI Pharmaceuticals (Tarceva). Genentech has licensed Rituxan, Herceptin, and Avastin, and OSI Pharmaceuticals has licensed Tarceva to Roche for sale by the Roche Group outside of the United States.

The company has a robust pipeline of potential oncology therapies with a focus on four key areas: angiogenesis, apoptosis (i.e. programmed cell death), the HER pathway and B-cell biology. Potential oncology therapies directed at the HER pathway include a therapeutic antibody currently in Phase II trials. Also in early development are a small molecule directed at the hedgehog pathway, a soluble human protein targeting apoptosis and a humanized anti-CD20 antibody for hematology/oncology indications.

Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from, or are based on, Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, Calif., and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information:

- Cancer: www.health-kiosk.ch

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update


Roche



Basel, 16 May 2005

MabThera maintenance therapy doubles time of remission for lymphoma patients when used after MabThera and chemotherapy

Data presented on Sunday at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO, abstract #6527) showed that continuing to use MabThera (rituximab) as maintenance therapy after the completion of an initial treatment of MabThera plus chemotherapy can almost double the time a lymphoma patient remains in remission.

In the study, patients with indolent* and aggressive** non-Hodgkin's lymphoma were initially treated with MabThera plus FCM (Fludarabine, Cyclophosphamide and Mitoxantrone) chemotherapy. Once in remission, patients were randomized to receive either no further treatment or maintenance therapy with MabThera. In patients who received MabThera as maintenance, the treatment was shown to be highly effective in improving outcomes, with patients experiencing remission times of more than three years compared to only 19 months for those being observed.

Professor Wolfgang Hiddemann, lead investigator of the trial stated, "The data show that rituximab is not only effective in helping patients to achieve remission, but can actually help extend remission when used as a maintenance therapy. This is the first study demonstrating a clear benefit of rituximab maintenance following a rituximab-containing induction regimen. The results mean that patients and physicians can take a greater level of control over the lymphoma, providing longer progression-free disease periods."

The data presented at ASCO reinforces the unsurpassed superiority MabThera has demonstrated compared to conventional therapy in over 10 randomized international trials. MabThera has revolutionized the treatment of lymphoma and is the first therapy in over 20 years to increase overall survival for aggressive non-Hodgkin's Lymphoma patients. Additionally, MabThera has

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

recently demonstrated success in extending overall survival when used as treatment for indolent NHL. Over 500,000 lymphoma patients have been treated with MabThera around the world.

About the study

The study, investigated the impact of MabThera maintenance therapy in patients with Follicular non-Hodgkin's Lymphoma (indolent) and Mantle Cell Lymphoma (aggressive) on response duration (RD) after remission was achieved by an induction therapy of FCM chemotherapy with or without MabThera. In the first randomization of the study patients received 4 courses of FCM chemotherapy or FCM plus MabThera (375mg/m^2/d on day 0). Patients who entered a complete remission (CR) or partial remission (PR) underwent a second randomization and were either observed or treated with MabThera Maintenance Therapy (4 weekly doses of R (375mg/m^2/d) to be given at month three and nine after the end initial therapy). The first randomization was stopped after a pre-planned interim analysis demonstrated a significant improvement in response, progression free survival and even overall survival for the addition of MabThera to standard FCM chemotherapy. All subsequent patients then received R-FCM.

All patients that achieved a response were subsequently analysed. The results of the study in 157 evaluable patients showed a significantly longer response duration for the Follicular non-Hodgkin's and Mantle Cell Lymphoma patients who received MabThera as maintenance therapy (The median was not reached in the MabThera maintenance arm at three years, while it was reached at 19 months in the observation group). This effect was also observed in those 119 patients that received MabThera + FCM as their induction regimen (median not reached for MabThera maintenance vs 19 months for the observation arm).

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defences to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

MabThera was initially indicated as a single-agent treatment for relapsed or refractory indolent NHL, and received European approval in March 2002 for the treatment of aggressive NHL in combination with CHOP chemotherapy. In August of 2004 MabThera received European approval for first line treatment of Indolent NHL in combination with CVP chemotherapy. MabThera is known as Rituxan in the United States, Japan and Canada. More than 500,000 patients have been treated with MabThera worldwide to date.

Genentech and Biogen Idec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information:

- Genentech: www.gene.com
- Biogen IDEC: www.biogen.com
- Cancer: www.health-kiosk.ch
- Lymphoma: www.lymphoma-net.com

Notes to the editor:

* Follicular Lymphoma

** Mantel Cell Lymphoma

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update



Basel, 17 May 2005

New US approval makes Pegasys the first and only pegylated interferon indicated for the treatment of chronic hepatitis B

Pegasys, the most prescribed hepatitis C medication in the US, is now approved for 1.25 million Americans with chronic hepatitis B

Roche announced on Friday that Pegasys, the most prescribed hepatitis C medication in the United States, has been approved by the U.S. Food and Drug Administration for the treatment of chronic hepatitis B (CHB). This makes Pegasys (peginterferon alfa-2a (40 KD)) the first and only pegylated interferon to be approved for the treatment of chronic hepatitis B in the US. Pegasys was approved in the EU for the treatment of chronic hepatitis B in February this year.

The approvals are based on one of the largest clinical development programs in patients with chronic hepatitis B. Importantly, these approvals recognise that a finite course of Pegasys is associated with a lasting and sustained response in patients with chronic compared with a current standard of care, lamivudine.

"Pegasys can now be considered as another option for first-line therapy for patients with chronic hepatitis B, with the aim of achieving a sustained and durable response following a finite course of therapy," said Dr Michael Fried, Professor of Medicine and Director of Hepatology at the University of North Carolina at Chapel Hill and a principal investigator in one of the key Pegasys phase III trials. "The alternative treatments are generally continued for prolonged periods, raising the risk of antiviral resistance."

The Centers for Disease Control in the United States estimates that 1.25 million people in the US are chronically infected with hepatitis B. WHO estimates put the worldwide figure as high as 350 million people. Chronic hepatitis B can lead to cirrhosis, hepatocellular carcinoma and death.

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations email: Tel. +41-(0)61-688 88 80 Fax +41-(0)61-691 00 14

"This approval marks another first for Pegasys as the only pegylated interferon to be approved in the EU and now in the US for the treatment of chronic hepatitis B," said Ciro Caravaggio, Head of the Pegasys Life Cycle team at Roche. "The commitment of Roche to conducting clinically meaningful research means that more patients worldwide have access to approved and efficacious treatment."

The studies on which the approval has been granted

Pegasys has been studied in one of the largest clinical development programmes in chronic hepatitis B, which included three global studies in more than 1,500 patients from 19 countries. These trials have been conducted in patients with both forms of the disease– HBeAg-positive (most common in Asia and north Europe) and HBeAg-negative chronic hepatitis B (the more difficult to treat form of the disease in found mainly in the Mediterranean area).

The two large-scale multinational phase III trials, in patients with both the HBeAg-positive and HBeAg-negative forms of chronic hepatitis B, demonstrated that 24 weeks after a defined 48 week period of therapy, more patients achieved a sustained response with Pegasys than with lamivudine[1,2]. Furthermore, these studies demonstrated that the addition of lamivudine to Pegasys did not improve response rates over Pegasys alone. Recent results from a long-term follow-up study presented at the 40th Annual meeting of the European Association for the Study of the Liver (EASL, 13-17 April in Paris)[3] indicate that patients with HBeAg-negative chronic hepatitis B who responded to treatment with Pegasys maintained the benefit for at least a year after treatment was stopped.

The phase III study results in HBeAg-negative chronic hepatitis B were published in September 2004 in the *New England Journal of Medicine*[1]. The results of the phase III study in patients with HBeAg-positive CHB were presented at the 2004 Annual Meeting of the American Association for the Study of Liver Diseases[2]. Both lead investigators have stated that the results of these trials warrant Pegasys becoming the first-line treatment for HBeAg-positive or HBeAg-negative chronic hepatitis B.

About Pegasys

Pegasys is a highly effective hepatitis medication which has become the most prescribed hepatitis C medication in the US. With this new indication Pegasys now becomes the first and only pegylated interferon approved for hepatitis B and hepatitis C including patients who are co-infected with HIV. In addition to the EU and US approvals, Pegasys has also recently been approved for the treatment of chronic hepatitis B in China, Hong-Kong, New Zealand, Switzerland, Taiwan, Thailand and Turkey. More approvals are expected throughout 2005.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including

majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

WHO factsheet on Hepatits B: http://www.who.int/mediacentre/factsheets/fs204/en/

Notes for the editor (recent Roche announcements about Pegasys):

EU approval for the treatment of patients with chronic hepatitis B on February 25, 2005.
Swiss approval for the treatment of patients with chronic hepatitis B on December 22, 2004.
US approval for Pegasys in HCV/HIV co-infected patients on February 25, 2005.
EU approval for Pegasys in HCV/HIV co-infected patients on February 3, 2005.
EU approval for HCV patients with 'normal' ALT on November 11, 2004.
US approval of Cobas Ampliscreen test for hepatitis B on April 25, 2005

1. Marcellin P, Lau GK, Bonino F, et al. Peginterferon alfa-2a alone, lamivudine alone, and the two in combination in patients with HBeAg-negative chronic hepatitis B. N Engl J Med 2004; 351:1206-17.
2. Lau GK, et al. Peginterferon alfa-2a (40KD) (Pegasys) monotherapy and in combination with lamivudine is more effective than lamivudine monotherapy in HBeAg-positive chronic hepatitis B: results from a large, multinational study. Hepatology, 2004; Vol. 40 (4); Suppl. 1:171A
3. Marcellin P, Lau GKK, Bonino F, et al. Sustained response to peginterferon α-2a (40 kDa) (Pegasys) in HBeAg-negative chronic hepatitis B. 1-year follow-up data from a large, randomized multinational study. Hepatology 2005:42 (Suppl 2):185.

IR contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update


Roche

Basel, 17 May 2005

DIENSTAG



Data from early studies of Avastin and Tarceva in combination suggest activity in several cancers

Investigators present clinical outcomes from early studies combining the two targeted therapies in advanced kidney and head and neck cancers

Roche, Genentech and OSI Pharmaceuticals announced on Monday preliminary results from early studies evaluating the combination of Avastin (bevacizumab) and Tarceva (erlotinib) in the treatment of metastatic renal cell carcinoma (kidney cancer) and advanced or recurrent head and neck cancer. These studies are important because they combine, without chemotherapy, cancer treatments that target two different cancer pathways, angiogenesis and EGFR (epidermal growth factor receptor) signaling. The results were presented at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO).

"These studies underscore our vision that someday cancer patients may be able to receive treatment with a regimen of targeted therapies that doesn't include chemotherapy," said Gwen Fyfe, M.D., Genentech's vice president, Clinical Hematology/Oncology. "Additional clinical trials are currently underway that will evaluate the combination of Avastin and Tarceva in advanced lung and kidney cancer. We also continue to investigate other combinations of targeted therapies in different tumor types."

Kapil Dhingra, M.D., Roche's Vice President, Oncology.

Avastin and Tarceva in the Treatment of Patients with Metastatic Renal Carcinoma (RCC): Update Of A Phase II Multicenter Trial (Abstract #4540)

This single-arm phase II study, presented by David Spigel, M.D., of the Sarah Cannon Cancer Center in Nashville, provided interim results from 63 patients, 59 of which were evaluable for analysis, with metastatic renal cell carcinoma treated with a combination of Avastin and Tarceva. All patients received Avastin 10 mg/kg every two weeks and 150mg Tarceva daily. After median

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

follow-up of 16 months, the study found that 25 percent (15/59) of patients demonstrated an objective response to the treatment combination while 61 percent (36/59) had stable disease after 16 months. Median progression-free survival was 11 months. At 18 months, 26 percent of patients did not have disease progression. Median survival has not yet been reached and 60 percent (35/59) of patients were alive at 18 months of follow-up.

A preliminary assessment of safety showed that two patients discontinued treatment because of skin toxicity and one patient experienced a serious (Grade 4) gastrointestinal bleed. Grade 3 adverse events included diarrhea (13 percent, 8/63), rash (13 percent, 8/63), nausea/vomiting (10 percent 6/63), hypertension (8 percent 5/63), bleeding (6 percent, 3/63), proteinuria (6 percent, 3/63) and pruritus (3 percent, 2/63).

A Phase I/II study of Avastin and Tarceva for Recurrent or Metastatic Squamous Cell Carcinoma of the Head and Neck (Abstract #5504)

Everett E. Vokes, M.D., of University of Chicago, reported interim results from a phase I/II study designed to evaluate the combination of Avastin and Tarceva in the treatment of recurrent or metastatic head and neck cancer patients with squamous cell histology.

A total of 51 patients have been enrolled in the trial, 44 of which were evaluable for analysis. Patients received Avastin 15 mg/kg IV every three weeks and 150mg Tarceva daily. At the time of analysis, median progression-free survival was approximately four months. Responses were observed in 11 percent (5/44) of patients and an additional 70 percent (31/44) of patients achieved stable disease in the study. The most frequent adverse events reported were mild-to-moderate rash (64 percent, 28/44), diarrhea (34 percent, 15/44) and fatigue (48 percent, 21/44). A Grade 4 hemorrhage was observed in one patient. **(NEED CONTEXT. What type of hemorrhage? Was it fatal?)**

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

In Europe, Avastin is approved for first-line treatment of patients with metastatic carcinoma of the colon or rectum in combination with the chemotherapy regimens of intravenous 5-fluorouracil/folinic acid or intravenous 5-fluorouracil/folinic acid/irinotecan. Avastin received fast-track approval by the US Food and Drug Administration (FDA) and was launched in the US

in February 2004. In the US, Avastin is approved for use in combination with intravenous 5-fluorouracil-based chemotherapy, for first-line treatment of patients with metastatic carcinoma of the colon or rectum.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in advanced colorectal cancer with other chemotherapies and also expanding into the adjuvant setting (post operation). As its mechanism may be relevant in a number of malignant tumours, Roche and Genentech are also investigating the potential clinical benefit of Avastin in pancreatic cancer, ovarian cancer, renal cell carcinoma and others. Approximately 15,000 patients are expected to be enrolled into clinical trials over the next years worldwide.

About Tarceva

Tarceva is an investigational small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell.

Tarceva was approved by the FDA in November 2004, and in Switzerland in March 2005, for the treatment of patients with locally advanced or metastatic non-small cell lung cancer after failure of at least one prior chemotherapy regimen.

Tarceva is currently being evaluated in an extensive clinical development program by a global alliance among OSI Pharmaceuticals, Genentech, and Roche. Chugai is pursuing its development and regulatory approval for the Japanese market. In the United States, Tarceva is jointly marketed by Genentech and OSI Pharmaceuticals.

Roche in Oncology

The Roche Group, including its members Genentech in the United States and Chugai in Japan, is the world's leading provider of cancer care products, including anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products proven to provide survival benefit in different major tumour indications: Avastin, Herceptin, and Xeloda in advanced-stage breast cancer, Herceptin in early-stage HER2-positive breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin and Xeloda in colorectal cancer, Avastin and Tarceva in non-small cell lung cancer and Tarceva in pancreatic cancer.

In addition to these anti-cancer agents, the Roche oncology portfolio includes a comprehensive collection of medicines that can help improve the quality of life of cancer patients: Bondronat (for prevention of skeletal events in patients with breast cancer and bone metastases, hypercalcaemia of malignancy), Kytril (for chemotherapy and radiotherapy-induced nausea and vomiting), Neupogen (for cancer-related neutropenia), and NeoRecormon (for anaemia in various cancer settings). CERA is the most recent demonstration of Roche's commitment to anaemia management. Other oncology products include Furtulon (for colorectal cancer) and Roferon-A (for hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). The Roche Group's cancer medicines generated sales of more than 7.7 billion Swiss francs in 2004.

In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.

The unmatched Roche oncology portfolio as well as an extensive external innovation base through collaborations with companies and academia is what makes it possible for Roche to provide more effective cancer therapies.

In the United States Herceptin, MabThera (Rituxan), Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

About Genentech BioOncology
Genentech is committed to changing the way cancer is treated by establishing a broad oncology portfolio of innovative, targeted therapies with the goal of improving patients' lives. The company is the leading provider of anti-tumor therapeutics in the United States. Genentech is leading clinical development programs for Rituxan® (Rituximab), Herceptin (Trastuzumab), Avastin (bevacizumab) and Tarceva (erlotinib), and markets all four products in the United States alone (Avastin and Herceptin), with Biogen Idec Inc. (Rituxan) or with OSI Pharmaceuticals (Tarceva). Genentech has licensed Rituxan, Herceptin, and Avastin, and OSI Pharmaceuticals has licensed Tarceva to Roche for sale by the Roche Group outside of the United States.
The company has a robust pipeline of potential oncology therapies with a focus on four key areas: angiogenesis, apoptosis (i.e. programmed cell death), the HER pathway and B-cell biology. Potential oncology therapies directed at the HER pathway include a therapeutic antibody currently in Phase II trials. Also in early development are a small molecule directed at the hedgehog pathway, a soluble human protein targeting apoptosis and a humanized anti-CD20 antibody for hematology/oncology indications.
Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from, or are based on, Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, Calif., and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

About OSI Pharmaceuticals
OSI Pharmaceuticals is committed to shaping medicines and changing patients' lives by discovering, developing and commercializing high quality and novel pharmaceutical products that extend life or improve the quality of life for cancer and diabetes patients worldwide. The company operates through two business teams (OSI) Oncology and (OSI) Prosidion. (OSI) Oncology is focused on developing molecular targeted therapies designed to change the paradigm of cancer care. (OSI) Prosidion is committed to the generation of novel, targeted therapies for the treatment of type II diabetes and obesity. OSI's flagship product, Tarceva™ (erlotinib), is the first drug discovered and developed by OSI to obtain FDA approval and the only EGFR inhibitor to have demonstrated the ability to improve survival in both non-small cell lung cancer and pancreatic cancer patients. OSI markets Tarceva™ through partnerships with Genentech Inc. in the U.S. and with Roche throughout the rest of the world. For additional information about the company, please visit http://www.osip.com.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information:

- Cancer: www.health-kiosk.ch

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update



Basel, 17 May 2005

Twice as many long-term survivors with HER2-positive metastatic breast cancer following treatment with Herceptin

Two-year follow-up results show powerful new evidence for Herceptin as the foundation of care in HER2-positive metastatic breast cancer

New two-year follow-up data presented today at the American Society of Clinical Oncology (ASCO) annual meeting shows that the targeted anti-cancer therapy Herceptin (trastuzumab) doubles the number of long-term survivors with an aggressive form of metastatic breast cancer, known as HER2-positive, which affects 20 – 30% of women with breast cancer.[1]

The randomised study[2] investigated Herceptin in combination with Taxotere versus Taxotere alone as a first-line treatment in HER2-positive patients with metastatic disease. Long-term follow-up now shows that twice as many patients who received the combination therapy are still alive three years after starting therapy (33% vs. 16%). Notably, as patients in the chemotherapy alone arm were allowed to cross over to receive Herceptin following disease progression, 91% of all long-term survivors had received Herceptin. The combination also significantly prolonged life by more than one-third (31 months vs. 23 months), which is highly statistically significant in this patient population. This news strongly supports the first-line use of Herceptin plus taxanes in patients with HER2-positive metastatic breast cancer and confirms that establishing HER2 status is an essential step in the management of the disease.

"These data confirm the impressive durability of response with Herceptin in the treatment of metastatic breast cancer and will provide great hope to thousands of patients," said principal study investigator, Professor Michel Marty, Head of Therapeutic Innovation in Onco Haematology at Saint Louis University Hospital, Paris, France. "There is now firm evidence from two large randomised studies that Herceptin provides significant survival benefit for women with HER2-positive metastatic breast cancer."

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

Further ASCO news: ER/HER2 co-positive metastatic breast cancer

Other data published at ASCO reported on the incidence of metastatic breast tumours which overexpress both HER2 and oestrogen receptors (ER). The French National Epidemiological Study (ESTHER)[3] demonstrated that nearly two-thirds (61%) of breast cancer tumours are ER-positive, and a significant group of patients have tumours that are both ER- and HER2-positive (14%). ER/HER2 co-positive breast cancer is a distinct subgroup with a relatively poor prognosis because of the HER2-positivity.

Whilst the majority of patients with ER/HER2 co-positive metastatic breast cancer is currently treated with hormonal therapy alone, preclinical data suggest that the addition of Herceptin to standard hormonal therapy may provide additional benefits to this patient subgroup. The medical community now eagerly awaits the results from the phase III TAnDEM study, which investigates Herceptin in combination with the hormonal therapy anastrozole (an aromatase inhibitor). Results from the TAnDEM study are expected near the end of 2005 or early 2006.

About the M77001 study

188 patients were recruited into the study (M77001), 94 patients randomised to receive Herceptin plus Taxotere and 94 randomised to receive Taxotere alone. Two patients in the combination arm did not receive study drug and were excluded from the final analysis. Taxotere was scheduled at a dose of 100 mg/m^2 every 3 weeks for at least 6 cycles. Herceptin was administered in 2mg/kg weekly doses until disease progression (after an initial loading dose of 4mg/kg). Patients in the Taxotere arm of the study were given the option to cross over to receive Herceptin, following disease progression.

About breast cancer and Herceptin

Eight to nine percent of women will develop breast cancer during their lifetime, making it one of the most common types of cancer in women.[4] Each year more than one million new cases of breast cancer are diagnosed worldwide, with a death rate of nearly 400,000 people per year.

In HER2-positive breast cancer, increased quantities of the HER2 protein are present on the surface of the tumour cells. This is known as 'HER2 positivity.' HER2-positive breast cancer is a particularly aggressive form of the disease which responds poorly to chemotherapy. Research shows that 20-30% of breast cancers are HER2 positive.

Herceptin is a humanised antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. Herceptin has demonstrated improved survival in both the advanced (metastatic) and early-stage breast cancer setting. In the advanced setting, the addition of Herceptin to chemotherapy allows patients to live up to one-third longer than chemotherapy alone. Herceptin received approval in the European Union in 2000 for use in patients with metastatic breast cancer, whose tumours overexpress the HER2 protein, as first-line therapy in combination with paclitaxel where anthracyclines are unsuitable, and as a single agent in second- and third-line therapy. In 2004, it also received approval for use in combination with docetaxel as a first-line therapy in HER2-positive patients who have not received chemotherapy for their metastatic disease. Herceptin is marketed in the United States by Genentech, in Japan by Chugai and internationally by Roche. Since 1998, Herceptin has been used to treat over 230,000 HER2-positive breast cancer patients worldwide.

Roche in Oncology

The Roche Group, including its members Genentech in the United States and Chugai in Japan, is the world's leading provider of cancer care products, including anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products proven to provide survival benefit in different major tumour indications: Avastin, Herceptin, and Xeloda in advanced-stage breast cancer, Herceptin in early-stage HER2-positive breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin and Xeloda in colorectal cancer, Avastin and Tarceva in non-small cell lung cancer and Tarceva in pancreatic cancer.

In addition to these anti-cancer agents, the Roche oncology portfolio includes a comprehensive collection of medicines that can help improve the quality of life of cancer patients: Bondronat (for prevention of skeletal events in patients with breast cancer and bone metastases, hypercalcaemia of malignancy), Kytril (for chemotherapy and radiotherapy-induced nausea and vomiting), Neupogen (for cancer-related neutropenia), and NeoRecormon (for anaemia in various cancer settings). CERA is the most recent demonstration of Roche's commitment to anaemia management. Other oncology products include Furtulon (for colorectal cancer) and Roferon-A (for hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). The Roche Group's cancer medicines generated sales of more than 7.7 billion Swiss francs in 2004.
In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.
The unmatched Roche oncology portfolio as well as an extensive external innovation base through collaborations with companies and academia is what makes it possible for Roche to provide more effective cancer therapies.
In the United States Herceptin, MabThera (Rituxan), Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References

1. Harries M, Smith I., Endocr Relat Cancer 9: 75-85, 2002.
2. Extra JM, Cognetti F, Maraninchi D et al. Long-term survival demonstrated with trastuzumab plus docetaxel: 24-month data from a randomised trial (M77001) in HER2-positive metastatic breast cancer. Abstract #555, American Society for Clinical Oncology (ASCO) Annual Meeting 2005
3. Penault-Llorca F, Vincent-Salomon A, Mathieu MC et al. Incidence and implications of HER2 and hormonal receptor overexpression in newly diagnosed metastatic breast cancer (MBC). Abstract #764 American Society for Clinical Oncology (ASCO) Annual Meeting 2005
4. World Health Organization, 2000

Further information:

- Cancer: www.health-kiosk.ch

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

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Basel, 16 May 2005

Phase III study of Tarceva in combination with chemotherapy improves survival in pancreatic cancer patients

Data presented at plenary session at annual ASCO meeting

On Saturday, Roche, Genentech and OSI Pharmaceuticals presented additional data from a randomized phase III clinical trial of Tarceva (erlotinib) in advanced pancreatic cancer. Tarceva is the first drug to significantly improve survival in a phase III trial when added to gemcitabine chemotherapy in first-line pancreatic cancer compared to gemcitabine alone. These data were presented on Saturday at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO).

"These ongoing trials reinforce our belief in the potential application of Tarceva in a variety of cancers," said Gabe Leung, president of (OSI) Oncology at OSI Pharmaceuticals. "Based on these data OSI recently submitted to the FDA a supplemental New Drug Application for Tarceva in pancreatic cancer and will be working closely with the FDA through the review process."

"The improvement in survival demonstrated by Tarceva in second- and third-line non-small cell lung cancer as monotherapy and in first-line pancreatic cancer in combination with gemcitabine, underscores our commitment to explore the use of Tarceva in multiple cancers, with the hope of bringing new treatment options to patients," said Hal Barron, M.D., Genentech's senior vice president, development and chief medical officer.

"We plan to submit these data to the European authorities following the pending approval for the treatment of advanced NSCLC," said Kapil Dhingra, M.D., Roche's Vice President, Oncology. "We already launched Tarceva in Switzerland for the treatment of patients with locally advanced or metastatic NSCLC after failure of at least one prior chemotherapy regimen and recently agreed with the Swiss authorities on reimbursement."

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

Tarceva plus gemcitabine compared to gemcitabine alone in patients with advanced pancreatic cancer. A Phase III trial of the National Cancer Institute of Canada Clinical Trial Group (NCIC-CTG) (Abstract #1)

A phase III randomized study of Tarceva in combination with gemcitabine met its primary endpoint by demonstrating a statistically significant 23.5 percent improvement in overall survival (or a hazard ratio of 0.81, which can also be referred to as a 19 percent reduction in the risk of death), the study's primary efficacy endpoint, when compared to patients receiving gemcitabine plus placebo. The data were presented by Malcolm Moore, M.D., of Princess Margaret Hospital in Toronto, Ontario.

The international study was a multi-center, double-blind, placebo-controlled phase III trial evaluating Tarceva in patients with locally advanced or metastatic pancreatic cancer. The study randomized 569 patients to receive either gemcitabine plus concurrent Tarceva or gemcitabine plus placebo.

In addition to the improvement in overall survival, 24 percent of patients receiving Tarceva plus gemcitabine were alive after one year compared to 17 percent of patients receiving gemcitabine plus placebo, a 41 percent increase in one-year survival. Median survival in the Tarceva plus gemcitabine arm was 6.4 months compared to 5.9 months in the gemcitabine plus placebo arm. Progression-free survival in the Tarceva plus gemcitabine arm was also significantly improved by 32 percent (or a hazard ratio of 0.76, which can also be referred to as a 24 percent reduction in the risk of progression). There was virtually no difference in tumor response (9 percent in patients receiving Tarceva plus gemcitabine versus 8 percent in the gemcitabine plus placebo arm.) There were no significant differences in overall survival for patients whose tumors were shown to be EGFR-positive (hazard ratio = 0.74, n = 86) versus those whose tumors were shown to be EGFR-negative (hazard ratio = 0.82, n = 76).

The analysis of safety data did not reveal any unexpected safety signals beyond those seen in previous studies of Tarceva in both monotherapy and combination settings. An increase in mild-to-moderate (i.e. Grade 1 and 2) adverse events including rash, diarrhea and hematological toxicity were seen in the Tarceva plus gemcitabine arm. Rash was reported for 72 percent of patients who received Tarceva plus gemcitabine and for 29 percent of patients who received gemcitabine plus placebo. Diarrhea was reported by 56 percent of patients who received Tarceva plus gemcitabine and by 41 percent of patients who received gemcitabine plus placebo. Grade 3/4 rash in the Tarceva plus gemcitabine arm was 6 percent compared to 1 percent in the gemcitabine plus placebo arm. Other Grade 3/4 adverse events were similar in both arms, and rates for the

events in the Tarceva plus gemcitabine arm were infection (17 percent), fatigue (15 percent), diarrhea (6 percent), dehydration (3 percent) and pneumonitis (2 percent).

About Tarceva

Tarceva is an investigational small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell.

Tarceva was approved by the FDA in November 2004, and in Switzerland in March 2005, for the treatment of patients with locally advanced or metastatic non-small cell lung cancer after failure of at least one prior chemotherapy regimen.

Tarceva is currently being evaluated in an extensive clinical development program by a global alliance among OSI Pharmaceuticals, Genentech, and Roche. Chugai is pursuing its development and regulatory approval for the Japanese market. In the United States, Tarceva is jointly marketed by Genentech and OSI Pharmaceuticals.

About pancreatic cancer

Pancreatic cancer is the fifth leading cause of cancer deaths in the developing world and is the tenth most frequently occurring cancer in Europe. In 2002, there were more than 78,000 new cases of pancreatic cancer diagnosed in Europe, with a death rate of approximately 82,000 people per year. Pancreatic cancer is difficult to treat, as it is often resistant to chemotherapy and radiotherapy, and tends to spread quickly to other parts of the body, leading to its high mortality and short life expectancy. Most people diagnosed with pancreatic cancer are told that they may have less than 1 year to live. The American Cancer Society predicts that in 2005 about 32,180 people in the United States will be diagnosed with pancreatic cancer and about 31,800 will die of the disease. Although pancreatic cancer accounts for 2 percent of new cancer cases in the United States, it is the fourth leading cause of all cancer deaths.

Roche in Oncology

The Roche Group, including its members Genentech in the United States and Chugai in Japan, is the world's leading provider of cancer care products, including anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products proven to provide survival benefit in different major tumour indications: Avastin, Herceptin, and Xeloda in advanced-stage breast cancer, Herceptin in early-stage HER2-positive breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin and Xeloda in colorectal cancer, Avastin and Tarceva in non-small cell lung cancer and Tarceva in pancreatic cancer.

In addition to these anti-cancer agents, the Roche oncology portfolio includes a comprehensive collection of medicines that can help improve the quality of life of cancer patients: Bondronat (for prevention of skeletal events in patients with breast cancer and bone metastases, hypercalcaemia of malignancy), Kytril (for chemotherapy and radiotherapy-induced nausea and vomiting), Neupogen (for cancer-related neutropenia), and NeoRecormon (for anaemia in various cancer settings). CERA is the most recent demonstration of Roche's commitment to anaemia management. Other oncology products include Furtulon (for colorectal cancer) and Roferon-A (for hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). The Roche Group's cancer medicines generated sales of

more than 7.7 billion Swiss francs in 2004.
In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.
The unmatched Roche oncology portfolio as well as an extensive external innovation base through collaborations with companies and academia is what makes it possible for Roche to provide more effective cancer therapies.
In the United States Herceptin, MabThera (Rituxan), Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

About Genentech BioOncology
Genentech is committed to changing the way cancer is treated by establishing a broad oncology portfolio of innovative, targeted therapies with the goal of improving patients' lives. The company is the leading provider of anti-tumor therapeutics in the United States. Genentech is leading clinical development programs for Rituxan® (Rituximab), Herceptin (Trastuzumab), Avastin (bevacizumab) and Tarceva (erlotinib), and markets all four products in the United States alone (Avastin and Herceptin), with Biogen Idec Inc. (Rituxan) or with OSI Pharmaceuticals (Tarceva). Genentech has licensed Rituxan, Herceptin, and Avastin, and OSI Pharmaceuticals has licensed Tarceva to Roche for sale by the Roche Group outside of the United States.
The company has a robust pipeline of potential oncology therapies with a focus on four key areas: angiogenesis, apoptosis (i.e. programmed cell death), the HER pathway and B-cell biology. Potential oncology therapies directed at the HER pathway include a therapeutic antibody currently in Phase II trials. Also in early development are a small molecule directed at the hedgehog pathway, a soluble human protein targeting apoptosis and a humanized anti-CD20 antibody for hematology/oncology indications.
Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from, or are based on, Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, Calif., and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

About OSI Pharmaceuticals
OSI Pharmaceuticals is committed to shaping medicines and changing patients' lives by discovering, developing and commercializing high quality and novel pharmaceutical products that extend life or improve the quality of life for cancer and diabetes patients worldwide. The company operates through two business teams (OSI) Oncology and (OSI) Prosidion. (OSI) Oncology is focused on developing molecular targeted therapies designed to change the paradigm of cancer care. (OSI) Prosidion is committed to the generation of novel, targeted therapies for the treatment of type II diabetes and obesity. OSI's flagship product, Tarceva™ (erlotinib), is the first drug discovered and developed by OSI to obtain FDA approval and the only EGFR inhibitor to have demonstrated the ability to improve survival in both non-small cell lung cancer and pancreatic cancer patients. OSI markets Tarceva™ through partnerships with Genentech Inc. in the U.S. and with Roche throughout the rest of the world. For additional information about the company, please visit http://www.osip.com.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information:

- Cancer: www.health-kiosk.ch

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com